Pernix Therapeutics Holdings, Inc.
884 Johnnie Dodds Blvd., Suite 201
Mount Pleasant, SC 29464

October 28, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549

Attention:  Jeffrey P. Riedler

RE:	Pernix Therapeutics Holdings, Inc.
Form 10-K
Filed March 18, 2013
File No. 001-14494

Dear Mr. Riedler:

On behalf of Pernix Therapeutics Holdings, Inc. (the “Company”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) in your letter dated October 23, 2013.  In order to expedite the Staff’s review of our responses, we have numbered and reproduced the full text of the Staff’s comment in italics, which is followed by the Company’s response.

Acquisitions, License and Co-Promotion Agreements, page 13

Comment 1:

We note your response to our prior comment 4 that you will file the license agreement with Procom One, Inc. as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please provide us with proposed disclosure to be included in your next Form 10-K that discloses the material terms of the license agreement including the nature and scope of the intellectual property transferred, the parties’ rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates within a range of ten percent, e.g. single digits, teens, etc., and termination provisions.

Response:

We propose to include the following language in our next Form 10-K in response to your comment:

In a license agreement dated August 2003 and amended and restated in September 2010, our wholly-owned subsidiary, Pernix Sleep, Inc. (formerly Somaxon Pharmaceuticals), acquired the exclusive, worldwide license from ProCom One, Inc., or ProCom, to certain patents to develop and commercialize low dosages of doxepin for the treatment of insomnia.  Although patent protection for the current dosage form is limited to the United States, our license to these low-dose doxepin patents is a worldwide license. The term of the license extends until the last licensed patent expires, which is expected to occur no earlier than 2020. The license agreement is terminable at any time by us with 30 days’ notice if we believe that the use of the product poses an unacceptable safety risk or if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings relating to the other party.  Under the terms of the agreement, we pay a royalty of five percent (5%) of net sales (as defined in the license agreement) to ProCom.  Our predecessor-in-interest made upfront and milestone payments upon certain development milestones and regulatory approvals, all of which were satisfied prior to our acquisition of Somaxon.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing.  If you have any questions or comments, please contact the undersigned at (843) 720-1501.  The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,

/s/ Tracy Clifford
Tracy Clifford
VP of Accounting and Corporate Controller